QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File Number 001-12291

(Check One):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:

  The AES Corporation

Address of Principal Executive Office (Street and Number):

  The AES Corporation
  4300 Wilson Boulevard
  Arlington, VA 22203

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The AES Corporation (the "Company") announced today that it would delay the filing of its 2004 Annual Report on Form 10-K with the Securities and Exchange Commission. The Company requires additional time to restate its 2002 and 2003 financial statements primarily due to an error relating to the recording of deferred taxes on the pension liability for its Brazilian utility, Eletropaulo. Based on management's review, the Company determined that these errors were inadvertent and unintentional. These adjustments have no impact on the consolidated revenues, gross margin or net cash flow of the Company for these restated periods.

        The error occurred in 2002 at the time when the Company first began to consolidate Eletropaulo's financial statements after gaining control of that entity in early 2002. The restatement will impact the balance sheet increasing deferred tax assets and reducing other comprehensive income (a component of stockholders' equity) in 2002 and will increase the previously 2002 net loss by an estimated $28 million.

        In addition, the Company plans to restate its 2002 and 2003 financial statements for a balance sheet reclassification involving the allocation of foreign currency translation adjustments to the minority shareholders for certain subsidiaries of the Company. This entry will have no effect on the income statement or net cash flow of the Company for 2002 or 2003.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vincent W. Mathis (Name)

(703) 682-6419 (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

As discussed in Pat III the Company intends to restate its 2002 and 2003 financial statements.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The AES Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	Vincent W. Mathis /s/ Name: Vincent W. Mathis Title: Vice President and Assistant General Counsel

QuickLinks

PART I REGISTRANT INFORMATION
PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION
The AES Corporation